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MAR 01 2022

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SEC FILE NUMBER
8-67721

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blaylock Van, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ *Check here if respondent is also an OTC derivatives dealer*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use a P.O. box no.*)

600 Lexington Ave, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Van Standifer	510-268-4844	estandifer@brv-llc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Banks, Finley, White & Co.
(Name – if individual, state last, first, and middle name)

617 Thirty-Seventh Street South	Birmingham	AL	35222
(Address)	(City)	(State)	(Zip Code)

10/22/2003	546
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Eric Van Standifer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blaylock Van, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

SEE ATTACHED FOR NOTARY CERTIFICATE

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda)

On 2/22/2022 before me, Shakush Kattel , Notary Public
(insert name and title of the officer)

personally appeared Eric Van Standifer, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SHAKUSH KATTEL
COMM. # 2373538
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
MY COMMISSION EXPIRES
SEPTEMBER 03, 2025
JAS1 JAS1

Signature ______________ (Seal)

BLAYLOCK VAN, LLC

Consolidated Financial Statements
and
Report of Independent Registered Public Accounting Firm
As of and for the year ended December 31, 2021

(Public document pursuant to Rule 17a-5(e)(3))

BLAYLOCK VAN, LLC

Contents:

BANKS, FINLEY,
WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Blaylock Van, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Blaylock Van, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Blaylock Van, LLC's auditor since 2019.

Birmingham, Alabama
February 25, 2022

Banks, Finley White & Co.

617 THIRTY-SEVENTH STREET SOUTH • BIRMINGHAM, ALABAMA 35222 • (205) 326-6660

BLAYLOCK VAN, LLC
Statement of Financial Condition
December 31, 2021

Assets	
Cash and cash equivalents	$ 10,494,255
Receivables from clearing organization, including clearing deposits of $500,000	5,525,067
Investment banking, commissions and other receivables, net	2,739,701
Securities owned	253,954
Right of use assets	643,301
Other assets	98,469
Total assets	$ 19,754,747
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 699,107
Lease liabilities	643,301
Total liabilities	1,342,408
Liabilities subordinated to claims of general creditors	2,500,000
Members' equity	
Member's equity	15,912,339
Total members' equity	15,912,339
Total liabilities and member's equity	$ 19,754,747

Blaylock Van, LLC
Notes to Financial Statements
December 31,2021

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Blaylock Van, LLC, (the "Company" or "BV") is a limited liability company which was organized under the laws of the state of California on March 26, 2007. The Company's primary offices are located in New York, NY, Oakland, CA and Chicago, IL. The Company became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and admitted to membership in Financial Industry Regulatory Authority, Inc. ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008.

BV's operations consist of distributing and underwriting investment banking debt and equity, municipal, and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate, municipal and equity securities. BV periodically trades on its own account, typically in municipal and corporate positions, and may incur trading gains and losses. Additional sources of revenue come from commissions from agency transactions in equity securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions and purchased with an original maturity date of less than 90 days to be cash equivalents.

Receivables from Clearing Brokers

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker"). The Clearing Broker clears all the Company's securities transactions for the Company. The Company is required to maintain certain deposit levels with the Clearing Broker. Amounts due from the broker may be restricted to the extent that they serve as deposits for securities sold short.

2. Summary of Significant Accounting Policies (continued)

Valuation Techniques

The Company values securities owned, and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. All security positions purchased and sold during the year were valued using Level 1 inputs (See note 3).

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Deferred Financing Costs

Deferred financing costs are presented as a direct deduction from the carrying amount of the related debt liability and are amortized over the life of the debt.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis.

If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading. However, at acquisition an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading shall not be precluded simply because the entity does not intend to sell it in the near term. Gains or losses from securities classified as trading are included in the statement of operations as other income.

Revenue and Receivables from Contracts with Customers

In accordance with ASC 606, effective January 1, 2018, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

2. Summary of Significant Accounting Policies (continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees
Investment banking revenues consist of underwriting revenue and agent fees.

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Where BV is the lead underwriter, revenue and expenses will be first allocated to other members of a syndicate because BV is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When BV is not the lead underwriter, BV will recognize its share of revenue and expenses on a gross basis, because BV is acting as the principal. These revenues are recorded in accordance with the terms of the investment banking agreements. The Company carries its investment banking receivables at the net realizable value less accrued syndication expenses.

Commissions
Broker-dealer commissions are earned by executing client transactions in stocks, mutual funds, fixed income and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Mutual fund distribution fees

The Company receives trailing commissions and other fees from mutual fund companies. The fees earned by the Company are variable because the amount paid at that point in time, specified in the prospectus, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

3. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax.

The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2018. The Company follows the asset-liability method of accounting for deferred income taxes. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequences.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

3. Fair Value (continued)

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

3. Fair Value (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for securities own measured at fair value as of

December 31, 2021.

	Fair Value Measurements 12/31/2021	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned	$ 253,954	$ 253,954	-	-

The securities owned have a maturity of approximately 3 years.

Cash and cash equivalents, receivables from clearing organizations, deposit with clearing organization, other receivables, right of use assets, other assets, accounts payable and accrued expenses, lease liabilities, and loan payable are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and approximate market rates.

4. Lease Commitments

The Company leases office space under a non-cancelable operating lease. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments.

The Company uses an incremental borrowing rate of 8.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

4. Lease Commitments (continued)

Maturity of the office space lease liability under the noncancelable operating lease is as follows:

2022		347,518
2023		184,035
2024		173,327
Total	$	704,880

Total undiscounted lease payments	$	704,880
Less imputed interest		(61,579)
Total office space operating lease liability	$	643,301

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred. Included in statement of financial conditions is approximately $89,000 pledged as security deposits for office leases.

5. Fixed Assets

Details of fixed assets net of accumulated depreciation at December 31, 2021 are as follows:

Computer equipment	$	40,242
Less accumulated depreciation		(40,242)
	$	-

6. Liabilities Subordinated to Claims of General Creditors

Subordinated Loan Agreements

On December 2nd, 2019, FINRA approved an amendment for a maturity date extension of a previously approved equity subordinated loan agreement with a counterparty, effective December 31, 2017 in the amount of $1,000,000. The loan matures on December 31, 2023 and bears interest at 12% per annum from January 1, 2020 to June 30, 2020 and at 8% from July 1st, 2020 and on, payable quarterly. Interest has been paid through December 31, 2021.

On July 21, 2017, FINRA approved an equity cash subordinated loan agreement with another counterparty, effective July 21, 2017, in the amount of $1,500,000. The loan automatically extends on July 21 for an additional year unless not extended by either party. The loan has extended another year to 2022. The loan bears interest at 400 basis points above the five- year U.S. Treasury rate, (.27% from July

6. Liabilities Subordinated to Claims of General Creditors (continued)

21, 2020 to July 20, 2021 and .74% from July 21 ,2021 to July 20, 2022), as adjusted on an annual basis, payable quarterly. The Company incurred costs associated with this loan in the aggregate of $54,000 which was amortized over the life of the loan. Interest has been paid through December 31, 2021.

7. Member's Equity

The equity of the Company was divided into three classes of shares, Class A, Class B, and Class C shares.

The Class A members' voting interest is directly proportional to each member's Class A shares. As of December 31, 2021, Robert Van Securities, Inc. (RVSI) owns 99.8% of Class A shares which represents approximately a 63% membership interest in the Company. The Class B and Class C members have no voting rights. The Class B and Class C shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B and Class C members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2020, Blaylock & Co. ("B&C") owns 100% of the Class B Shares which represents approximately a 36% membership interest in the Company. Jamaica Money Market Bank ("JMMB") owns 100% of Class C shares which represents approximately a 1% membership interest of the Company.

Net profits are allocated to members in reverse order and in proportion to any net loss previously allocated to each such member until net profits have been allocated to members in an aggregate amount equal to the aggregate net loss previously allocated to the members. Thereafter, net profits are allocated to the members in the same ratio and order as distributions are required to be made. Net losses are first allocated to Class A, B, or C members in proportion to the respective share percentage interests.

In the event that a Class A, B, or C member has a negative balance in its capital account at the time such net loss is allocated, such member will not be allocated a net loss. Furthermore, the remaining Class A, B and C members that have positive balances in their capital accounts will be allocated the remaining net loss in proportion to the amount of their respective capital accounts.

8. Member's Equity (continued)

The Company makes distributions from net profits in such amounts and at such times as its Manager determines for each year as follows; First, 100% of distributions are made to Class A, B and C members in proportion to their share percentage interest until such time as such members have received an amount per share equal to the fixed preferred distribution; second, distributions are then made equally among all members in proportion to their respective share percentage interest. For the year ended December 31, 2021, the Company made distributions to Class A, B, and C in the amount of $4,000,000.

9. Benefit Plans

Defined Contribution Plan
The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provided for a dollar-for-dollar employer matching contribution of 50% of the employee's contribution up to a maximum employee contribution of 10%. Employees become fully vested on a graded vesting schedule in employer matching contributions after five years of employment.

On July 1, 2018 the Company elected to begin making a discretionary matching contribution equal to a uniform percentage of employee salary deferrals to be determined each year and adjusted quarterly as to determination, calculation and frequency. There were no Company 401(k) matching contributions for the year ended December 31, 2021. In 2021 employees were able to defer up to $19,500 (plus $6,500 for employees over the age of 50) of their yearly pay as a pre-tax investment in the 401(k)plan, in accordance with limits set by the IRS.

10. Net Capital Requirement and Computation

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $15,564,011 which was approximately $15,464,011 in excess of its minimum requirements of $100,000.

11. Exemption from Sec Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) but also, 1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

12. Off-Balance Sheet Risk

Pursuant to its clearance agreements, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice, the Company and the Clearing Broker monitor collateral on the customers' accounts. In addition, the receivables from the Clearing Broker are pursuant to these clearance agreements and include clearing deposits of approximately $500,000.

In the normal course of its operations, the Company may enter into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

13. Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At certain points during the year, account balances may have exceeded insured limits, but the Company has not incurred any associated credit losses.

14. Commitments, Contingencies, and Indemnifications

Commitments
The Company has contractual commitments for certain market data services for periods not to exceed three years from the balance sheet date. Amounts committed are approximately $462,880 $286,250, and $24,250 for the years ended December 31, 2022, 2023, and 2024, respectively.

Contingencies
In the normal course of business, the Company has been named as a defendant in various legal and arbitration matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws.

These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

15. Liquidity

At December 31, 2021, the Company's available cash balance was approximately $10.5 million dollars. The Company also has approximately $500,000 in funds deposited in firm accounts with its clearing broker which are readily available if needed. Management believes that it has sufficient cash reserves to meet its anticipated obligations over the next twelve months. While the Company believes it is well positioned for success in the current environment, material decreases in trading volumes or debt or equity issue volume could adversely impact the Company's business plan. Management has the ability to manage operating costs, if necessary, to adjust for market fluctuations.

16. Loan Payable

During the 12 months ended December 31, 2020, the Company borrowed $715,100 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, sponsored by the United States and administered by the Small Business Administration (the "SBA"). On February 3, 2021, the loan was fully forgiven by the SBA. The Company utilized the entire proceeds of the loan to pay expenses covered by the PPP.

The loan was subject to a note dated April 28, 2020, and was forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bared an interest at a rate of 1% and was payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

17. COVID-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believe that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

18. Subsequent Events

The Company has evaluated and noted no events or transactions between the period of December 31, 2021, through February 25, 2022 that would require recognition or disclosure in the financial statements.